                                                                    EXHIBIT 99.1

                                  ALTAREX CORP.

                         INTERIM REPORT TO SHAREHOLDERS

                        FOR THE THREE MONTH PERIOD ENDED

                                 MARCH 31, 2003



                                  ALTAREX CORP.

                        1123 DENTISTRY/PHARMACY BUILDING

                              UNIVERSITY OF ALBERTA

                            EDMONTON, ALBERTA T6G 2N8



                                    CONTACT:

                          ROB SALMON OR ANTOINE NOUJAIM


                               PHONE: 780-944-9993

                            FAX NUMBER: 780-433-1158

                                 www.altarex.com

                                info@altarex.com


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                                  A L T A R E X

                                  ALTAREX CORP.

                         INTERIM REPORT TO SHAREHOLDERS

                 FOR THE THREE MONTH PERIOD ENDED MARCH 31, 2003

       ALL DOLLAR FIGURES ARE IN CANADIAN DOLLARS UNLESS OTHERWISE STATED


FIRST QUARTER HIGHLIGHTS - MESSAGE TO OUR SHAREHOLDERS

On May 15th of this year, I agreed to accept the position of President and CEO of AltaRex Corporation with the view of inserting a new vision to the Company. I am pleased to share such a vision with our loyal shareholders. I would be less than candid in not mentioning to you that we are financially challenged and within this context, I will outline to you the steps that the new management intends to take over the coming months to reinvent AltaRex to its full potential.

The first step already underway is to reduce our expenses dramatically by closing down our corporate executive offices in Boston and to relocate such offices to our Canadian headquarters in Edmonton, Alberta. This particular action entailed the painful termination of a number of employees and the suspension of any cash remuneration to the present management team in the spirit of prudent management of our financial resources during these difficult times. A seasoned management team consisting of Jacques Lapointe, (Chairman of the Board of our Company), Mr. Rob Salmon, our new Chief Financial Officer who previously held a partnership at KPMG and who is an expert in Corporate financial restructuring, as well as myself form the core team undertaking the implementation of the new strategy. Additionally, we have previously announced that changes at the Board level will be proposed at our next scheduled annual shareholders meeting. We believe that these changes will bring together the committed expertise necessary for revitalizing our Company in its new directions. Mr. Richard Bagley, our past President and CEO, has left the Company to pursue other opportunities and the Company wishes to thank him for his dedication and considerable efforts during the past five years.

The second task which we are already pursuing is to restructure the Company financially through innovative mechanisms that will enhance the cash position. If we are able to do this, we believe these funds would allow AltaRex to launch its long-term strategy to rebuild the necessary infrastructure to sustain the growth of the Company. We hope to accomplish this over the next few months.

The third objective of the new management team is to leverage our rich technology base in the field of antibodies and immunodulation with complementary technologies through strategic partnerships to expand our product line and explore the potential in the field of antiviral therapies. We are hopeful that this technology will be the basis for the future growth of AltaRex.

Our continued collaboration with our strategic partner United Therapeutics Corporation is now progressing where our lead product, OvaRex(R), is now the subject of two phase III trials in the United States with anticipated enrollment of 350 advanced ovarian cancer patients. Close to 80 cancer centers are expected to be engaged in this process with completed patient enrollment expected in mid 2004. All costs associated with product development, clinical trials, and registrations are carried by United Therapeutics Corporation. A production facility for OvaRex(R) is under an advanced stage of design. We are extremely delighted by this process which we believe bodes well for the future.

In the first quarter of this year our Company scientists have contributed extensively in several International Meetings with particular emphasis on the role of our technology in enhancing the immune process in the area of cancer and other disease conditions.


                                  Page 2 of 16
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                                  A L T A R E X


Assuming we are able to obtain the financing necessary to fund our business, I feel very bullish about the new directions and vision of the Company. Your continued support during these difficult times will provide the new management team with the tools to reinvent AltaRex in the months and years to come.

Dr. Antoine Noujaim
President & Chief Executive Officer


                                  Page 3 of 16
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                                  A L T A R E X


                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis should be read in conjunction with the Unaudited Consolidated Financial Statements and the notes thereto included in this report. The Unaudited Consolidated Financial Statements have been prepared in accordance with accounting principles generally accepted in Canada, which conform in all materials respects with accounting principles generally accepted in the United States except as disclosed in Note 3 to the Unaudited Consolidated Financial Statements. All dollars are in Canadian dollars unless otherwise stated.

OVERVIEW

     The Company's business is the research, development and commercialization of biopharmaceutical products for the treatment of certain cancers and other diseases. Substantially all of the Company's products are subject to regulation by the Therapeutic Products Programme (TPP) of Health Canada in Canada, the Food and Drug Administration (FDA) in the United States, the European Agency for the Evaluation of Medicinal Products (EMEA) in Europe and similar agencies in other countries. None of the Company's products have been approved by regulatory agencies for sale to date. The Company has not been profitable since its inception and expects to continue to incur substantial losses in continuing the research, development and clinical trials of its products. The Company does not expect to generate significant revenues until such time as, and unless, its therapeutic products are approved by applicable regulatory agencies and become commercially viable. Until revenues are generated the Company is dependent upon its existing limited cash resources, interest income and its ability to obtain financing from equity offerings, debt financings and collaborative research and development alliances to finance its operations.

     The Company commenced operations on December 1, 1995. As of March 31, 2003, the Company has incurred cumulative losses of $105.6 million. This includes a loss of $1.4 million for the three months ended March 31, 2003. These losses are primarily due to the cost of clinical and product development activities, supporting efforts in product commercialization and the settlement of outstanding litigation in 1999.

     The Company is also highly dependent on the success of its license agreement with United Therapeutics Corporation ("United Therapeutics"). On April 17, 2002, the Company entered into a license agreement with Unither Pharmaceuticals, Inc., a subsidiary of United Therapeutics ("Unither Pharmaceuticals") for the development of OvaRex(R) MAb and four other monoclonal antibodies. Under the terms of this agreement, United Therapeutics, through its subsidiary, received exclusive rights for development and commercialization of the five antibody products worldwide, with the exception of rights retained by the Company to member nations of the European Union and certain other countries. United Therapeutics is now developing OvaRex(R) MAb in the licensed territories. As a result of the license agreement, personnel formerly employed by the Company and involved in the clinical development, manufacturing and regulatory aspects of the OvaRex(R) MAb development program became employees of United Therapeutics, leaving the Company with 10 employees. The Company now has 8 employees. In addition, United Therapeutics reimbursed the Company for $2.5 million in costs in 2002 incurred in the development of the licensed products prior to April 17, 2002, and will pay to the Company development milestone payments and royalty fees from product sales. In connection with the license agreement, United Therapeutics purchased an aggregate of 9,133,380 common shares of the Company, for gross proceeds to the Company of approximately $7.2 million, and a debenture in the principal amount of $674,463.

     As a result of the license agreement with United Therapeutics, the Company's research and development costs and supporting general and administrative expenses were significantly reduced in the first quarter of 2003 and the Company expects that its research and development costs and supporting general and administrative expenses will remain at approximately the same levels for the second quarter of 2003.


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                                  A L T A R E X


                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS
                                   (CONTINUED)

     The Company has been working closely with United Therapeutics on conducting experiments in support of the licensed antibodies. In January 2003, Unither Pharmaceuticals announced a phase III U.S. program consisting of two trials of 177 patients each comprising a population having shown clinical benefit in a previously reported phase IIb trial. The focus of the Company's research and development has been and is subject to the availability of additional cash resources to continue the Company's support of United Therapeutics' preclinical development of licensed monoclonal antibodies.

     The Company believes that its available cash and cash equivalents and interest earned thereon should be sufficient to finance its operations and capital needs into the third quarter of 2003. The Company will need to raise additional funds by the end of June 2003 in order continue to operate beyond the third quarter of 2003. If the Company cannot obtain additional financing, it will be forced to cease operations.

     On May 15, 2003, the Company announced a restructuring program to prioritize its initiatives and reduce operating costs. This program includes a reduction of the Company's full-time employees, the planned closure of the Company's Boston-area offices and the relocation of its executive and administrative offices to Edmonton, Alberta. As of the end of May 2003, the Company will have effectively notified all of the employees located in the Waltham office that their positions will be relocated back to Edmonton, Alberta. None of those employees will be relocating back to Edmonton, Alberta.

RESULTS OF OPERATIONS

     FINANCIAL HIGHLIGHTS

     The Company recorded a net loss for the quarter ended March 31, 2003 of $1.4 million, or $(0.03) per share, compared to a net loss of $5.6 million, or $(0.15) per share, for the same period in 2002.

     REVENUES

     Revenues for the three months ended March 31, 2003 consisted solely of interest income and totaled $1,720, a decrease of $23,315 from the $25,035 recorded in the same period in 2002. The decrease is due primarily to lower levels of invested funds and lower interest rates during 2003.

     EXPENSES

     Research and development expenses for the three months ended March 31, 2003 totaled $0.2 million, a decrease of $1.7 million from the $1.9 million recorded in the same period in 2002. This decrease in research and development expenses reflects the assumption by United Therapeutics of the funding of all reasonable and direct ongoing development costs incurred in the development of OvaRex(R) and the other products covered by the license agreement, decreased compensation expense as a result of the lower number of employees of the Company in the 2003 period and the Company's efforts to reduce expenses in light of its limited resources.

     Clinical and regulatory expenses for the three months ended March 31, 2003 totaled $23,522, a decrease of $2.08 million from the $2.1 million recorded in the same period in 2002. This decrease reflects the impact of the assumption of responsibility for costs relating to the development of the licensed products by United Therapeutics subsequent to the April 17, 2002 effective date of the license agreement.

     General and administrative expenses for the three months ended March 31, 2003 totaled $1.1 million, a decrease of $0.5 from the $1.6 million recorded in the same period in 2002. This decrease is primarily related to lower professional fees for the Company's intellectual property portfolio and lower payroll costs, facility related costs and other corporate costs all as a result of United Therapeutics' assumption of ongoing development responsibilities and associated expenses and hiring of former personnel of the Company in connection with the license agreement described above.

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                                  A L T A R E X


                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS
                                   (CONTINUED)

     As a result of the United Therapeutics license agreement, the Company anticipates that research and development expenses, and supporting general and administrative expenses, will continue to decrease significantly in 2003. The actual levels of research and development and general and administrative expenditures by the Company will depend primarily on the cash resources available to the Company. These levels will also depend on the progress and results of discovery research and preclinical studies, the cost, timing and outcome of the regulatory process, the costs of materials, the cost of preparing, filing, prosecuting, maintaining, defending and enforcing patent claims, the availability and cost of required personnel and the extent to which the Company enters into arrangements with corporate collaborators for ongoing research and development activities. See "Liquidity and Capital Resources".

LIQUIDITY AND CAPITAL RESOURCES

     At March 31, 2003, the Company's cash and cash equivalents totaled $2.6 million as compared to $3.6 million at December 31, 2002. Since its inception, the Company has financed its operations primarily through private placements and public offerings of equity securities and debt amounting to approximately $107.1 million, interest income on invested balances amounting to $3.5 million and amounts received under research contracts of $0.8 million. The Company currently has no contributing cash flows from operations. As a result, the Company relies on external sources of financing, such as the issue of equity or debt securities, the exercise of options or warrants and investment income and payments under the license agreement with United Therapeutics.

     The Company's net cash used in operating activities amounted to $1.05 million for the three months ended March 31, 2003 and reflects the Company's use of cash to fund its net operating losses and the net changes in non-cash working balances which primarily is a result of a reduction in accounts payables and accrued liabilities.

     As part of the United Therapeutics license agreement, United Therapeutics purchased 4.9 million common shares of the Company, resulting in gross proceeds to the Company of approximately $3.9 million. In addition, United Therapeutics purchased a convertible debenture from the Company for approximately $80,000 that was converted by United Therapeutics into 100,000 common shares of the Company on August 21, 2002. The Company also issued to United Therapeutics a warrant, which United Therapeutics subsequently exercised, to purchase an additional 3.25 million common shares of the Company for an aggregate purchase price of approximately $2.5 million. Further, United Therapeutics exercised its right to purchase a second convertible debenture from the Company in the principal amount of approximately $1.4 million. As part of the license agreement, United Therapeutics purchased an aggregate of 9,133,380 common shares of the Company, for gross proceeds to the Company of approximately $7.2 million, and a debenture in the principal amount of $674,463.

     The Company believes that its available cash and cash equivalents and interest earned thereon should be sufficient to finance its operations and capital needs into the third quarter of 2003. The Company will need to raise additional funds by the end of June in order to continue to operate beyond the third quarter of 2003. The Company is seeking additional funding through public or private equity or debt financings and additional collaborative arrangements and is also exploring other strategic alternatives. The Company can provide no assurance that additional financing will be available on acceptable terms, or at all. If the Company cannot obtain additional financing by the end of June 2003, it will be forced to cease operations.

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                                  A L T A R E X


                MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                       CONDITION AND RESULTS OF OPERATIONS
                                   (CONTINUED)

     The Company's future funding needs would vary depending on a number of factors, including the progress of its research and development programs, the number and breadth of these programs, the results of preclinical studies and clinical trials, the cost, timing and outcome of the regulatory process, the establishment of collaborations, the cost of preparing, filing, prosecuting, maintaining, defending and enforcing patent claims, the status of competitive products and the availability of other financing.

FORWARD-LOOKING STATEMENTS

     This quarterly report contains forward-looking statements that involve risks and uncertainties, which may cause actual results to differ materially from the statements made. For this purpose, any statements that are contained herein that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, the words "believes," "anticipates," "plans," "intends," "expects" and similar expressions are intended to identify forward-looking statements. Such risks and uncertainties include, but are not limited to the Company's need for capital; the risk that the Company cannot raise funds on a timely basis on satisfactory terms or at all; the need to obtain and maintain corporate alliances, such as the alliance with United Therapeutics, and the risk that the Company cannot establish other corporate alliances on a timely basis, on satisfactory terms or at all; changing market conditions; uncertainties regarding the timely and successful completion of clinical trials and patient enrollment rates; uncertainty of pre-clinical, retrospective, early and interim clinical trial results, which may not be indicative of results that will be obtained in ongoing or future clinical trials; whether the Company and/or its collaborators will file for regulatory approval on a timely basis; uncertainties as to when, if at all, the FDA will accept or approve regulatory filings for the Company's products; the need to establish and scale-up manufacturing processes; uncertainty as to the timely development and market acceptance of the Company's products; the risk that the claims allowed under any issued patent owned or licensed by the Company, will not be sufficiently broad to protect the Company's technology, that any patents issued to the Company will not be sustained if challenged in court proceedings or otherwise or that third parties will be able to develop products or processes that do not infringe valid patents owned or licensed by the Company; and other risks detailed from time-to-time in the Company's filings with the United States Securities and Exchange Commission and Canadian securities regulatory authorities. The Company does not assume any obligation to update any forward-looking statement.

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                                  A L T A R E X


                           CONSOLIDATED BALANCE SHEETS
                          (A DEVELOPMENT STAGE COMPANY)


(IN CANADIAN DOLLARS)                                         MARCH 31, 2003       DECEMBER 31, 2002
-----------------------------------------------------------------------------------------------------
ASSETS                                                         (UNAUDITED)

Current assets:
     Cash and cash equivalents                                $   2,576,259          $   3,625,736
     Accounts and other receivables                                 101,834                211,010
     Prepaid expenses and other assets                              261,959                341,340
-----------------------------------------------------------------------------------------------------
                                                                  2,940,052              4,178,086
Deposits and other assets                                            39,936                 42,935
Capital assets                                                      197,742                325,846
-----------------------------------------------------------------------------------------------------
                                                              $   3,177,730          $   4,546,867
=====================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
     Accounts payable and accrued liabilities                     1,628,160              1,646,759
=====================================================================================================
                                                                  1,628,160              1,646,759

Note Payable                                                        674,763                674,763

Shareholders' equity:

     Share capital                                              106,430,741            106,430,741
     Accumulated deficit during the development stage          (105,555,934)          (104,205,396)
-----------------------------------------------------------------------------------------------------
Total shareholders' equity                                          874,807              2,225,345
-----------------------------------------------------------------------------------------------------
                                                              $   3,177,730          $   4,546,867
=====================================================================================================



  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

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                                  A L T A R E X


                         CONSOLIDATED STATEMENTS OF LOSS
                          (A DEVELOPMENT STAGE COMPANY)


                                                     FOR THE THREE MONTHS ENDED
                                                               MARCH 31,
(In Canadian dollars, except share amounts)              2003                  2002
--------------------------------------------------------------------------------------
                                                  (unaudited)           (unaudited)
REVENUES
     Interest income                             $      1,720          $     25,035
--------------------------------------------------------------------------------------
             Total revenues                             1,720                25,035
======================================================================================

EXPENSES
     Research & development                           215,456             1,936,141
     Clinical & regulatory                             23,522             2,089,615
     General & administrative                       1,113,280             1,637,676
--------------------------------------------------------------------------------------
             Total expenses                         1,352,258             5,663,432
--------------------------------------------------------------------------------------
NET LOSS FOR THE PERIOD                          $ (1,350,538)         $ (5,638,397)

======================================================================================

Net loss per common share                        $      (0.03)         $      (0.15)

Weighted average number of common shares           45,896,936            36,678,716
======================================================================================



  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

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                                  A L T A R E X


                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                          (A DEVELOPMENT STAGE COMPANY)


                                                                                      ACCUMULATED
                                                                                       DEFICIT
                                                                                      DURING THE               TOTAL
                                             COMMON SHARES                            DEVELOPMENT          SHAREHOLDERS'
(In Canadian dollars, except share amounts)     SHARES           AMOUNT                 STAGE                EQUITY
------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2002                    45,896,936       $106,430,741         ($104,205,396)         $ 2,225,345
------------------------------------------------------------------------------------------------------------------------
Net loss (unaudited)                                  --                 --            (1,350,538)          (1,350,538)
------------------------------------------------------------------------------------------------------------------------
BALANCE, MARCH 31, 2003 (UNAUDITED)           45,896,936       $106,430,741         ($105,555,934)         $   874,807
------------------------------------------------------------------------------------------------------------------------


                                                                                      ACCUMULATED
                                                                                       DEFICIT
                                                                                      DURING THE               TOTAL
                                                      COMMON SHARES                   DEVELOPMENT           SHAREHOLDERS'
(In Canadian dollars, except share amounts)     SHARES            AMOUNT                 STAGE                 EQUITY
--------------------------------------------------------------------------------------------------------------------------
BALANCE, DECEMBER 31, 2001                    36,663,556       $ 99,143,441          ($ 95,736,135)         $ 3,407,306
--------------------------------------------------------------------------------------------------------------------------
Issuance costs from special units
 (unaudited))                                         --            (11,927)                    --              (11,927)
  Exercise of warrants (unaudited)               100,000            200,000                     --              200,000
Net loss (unaudited)                                  --                 --             (5,638,397)          (5,638,397)
--------------------------------------------------------------------------------------------------------------------------
BALANCE, MARCH 31, 2002 (UNAUDITED)           36,763,556       $ 99,331,514          ($101,374,532)         $(2,403,018)
--------------------------------------------------------------------------------------------------------------------------



  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

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                                  A L T A R E X


                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                          (A DEVELOPMENT STAGE COMPANY)

                                                                              THREE MONTHS ENDED
                                                                                   MARCH 31,
                                                                           2003                 2002
(IN CANADIAN DOLLARS)                                                   (UNAUDITED)          (UNAUDITED)
-----------------------------------------------------------------------------------------------------------
CASH USED IN OPERATING ACTIVITIES
Net loss                                                                ($1,350,538)         ($5,638,397)
Adjustments to reconcile net loss to net cash used in operating activities:
    Depreciation and amortization                                            48,176               71,977
Net changes in non-cash working capital balances                            172,957           (1,371,652)
-----------------------------------------------------------------------------------------------------------
                                                                         (1,129,405)          (6,938,072)
-----------------------------------------------------------------------------------------------------------

CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES
Purchase of capital assets, net of disposals                                 79,928                 (810)
Maturities and purchases of short-term investments                               --              856,051
-----------------------------------------------------------------------------------------------------------
                                                                             79,928              855,241
-----------------------------------------------------------------------------------------------------------

CASH PROVIDED BY FINANCING ACTIVITIES
Issuance costs from special units                                                --              (11,927)
Exercise of warrants                                                             --              200,000
-----------------------------------------------------------------------------------------------------------
                                                                                 --              188,073
-----------------------------------------------------------------------------------------------------------

NET (DECREASE) IN CASH AND CASH EQUIVALENTS                              (1,049,477)          (5,894,758)
Cash and Cash Equivalents, Beginning of period                            3,625,736            8,211,313
-----------------------------------------------------------------------------------------------------------
CASH AND CASH EQUIVALENTS, END OF PERIOD                                $ 2,576,259          $ 2,316,555
===========================================================================================================

NONCASH:

Exchange of capital assets                                                   91,754                   --



  THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL
                                  STATEMENTS.

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                                  A L T A R E X


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   BASIS OF PRESENTATION

     DESCRIPTION OF BUSINESS

         AltaRex Corp. (the "Company"), incorporated under the Business Corporations Act (Alberta), is a development-stage biotechnology company that is engaged in the research, development and commercialization of biopharmaceutical products for the treatment of cancer and other diseases.

GOING CONCERN MATTERS

         The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. During the three months ended March 31, 2003 and the year ended December 31, 2002, the Company incurred losses of $1,350,538 and $8,469,261, respectively. As further discussed in Note 4, in April 2002, the Company sold 4.9 million of its common shares to United Therapeutics Corporation ("United") for total proceeds to the Company of approximately $3,900,000 (US$2,450,000). In addition, the Company issued to United a convertible debenture (the "First Debenture") in the principal amount of $78,730 (US$50,000), which was converted into 100,000 common shares of the Company at a price of US$0.50 per share. The Company also issued to United a warrant (the "Warrant") to purchase 3.25 million common shares of the Company at a price of US$0.50 per share. The Company also granted to United the right to purchase a convertible debenture (the "Second Debenture") in the principal amount of approximately $1,363,000 (US$875,000). In August 2002, United exercised the Warrant and the right to purchase the Second Debenture for total proceeds of approximately $3.9 million. The Company believes, based on its current operating plan, that its available cash and cash equivalents and interest earned thereon should be sufficient to finance its operations and capital needs into the third quarter of 2003.

         The consolidated financial statements do not include any adjustments relating to the recoverability and classification of asset carrying amounts or the amount and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. The Company's continuation as a going concern is dependent upon its ability to (a) obtain additional financing as may be required and (b) ultimately attain profitability. The Company is pursuing additional financing through public or private equity or debt instruments and through collaborative arrangements with potential partners.

         The Company's ability to access the capital markets or to enlist strategic partners is substantially dependent on the progress of its research and development programs and regulatory approval of its products. There can be no assurance that additional financing will be available on acceptable terms, or at all. If the Company cannot obtain additional funding, it will cease operations. Even if the Company obtains additional financing, the Company may be required to delay, reduce the scope of, or eliminate one or more of its research and development programs or may be required to significantly scale back or cease operations.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         The accompanying consolidated financial statements as of March 31, 2003 and for the three months ended March 31, 2003 and 2002 are unaudited. These unaudited financial statements have been prepared on the same basis as the audited financial statements of the Company and include, in the opinion of management, all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the financial position, results of operations and cash flows for the periods presented. Results for the three-month period ended March 31, 2003 are not necessarily indicative of the results that

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                                  A L T A R E X


                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

may be expected for the entire fiscal year or future periods.

         The financial statements have been prepared by management in accordance with accounting principles generally accepted in Canada, which conform in all material respects to those established in the United States, except as disclosed in Note 3. The preparation of financial statements in accordance with such principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting periods. Actual results could differ from those estimates and those differences could be material.

NET LOSS PER SHARE

         The Company uses the treasury stock method to determine the dilutive effect of instruments such as warrants and options. Under the treasury stock method, earnings per share are computed as if the instruments were exercised at the beginning of the period (or the time of issuance, if later) and the funds obtained were used to purchase common stock at the average market price during the period.

         Basic and diluted net loss per share are the same, as outstanding common stock options and warrants are antidilutive as the Company has recorded a net loss for all periods presented. Options and warrants to purchase a total of 12,181,701 and 12,484,704 common shares as of March 31, 2003 and 2002, respectively, have been excluded from the computation of diluted weighted average shares outstanding.

STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS

         On January 1, 2002, the Company adopted the recommendations in Handbook
Section 3870 ("Section 3870"), Stock-Based Compensation and Other Stock-Based Payments, issued by The Canadian Institute of Chartered Accountants. The new recommendations are generally applicable only to awards granted after the date of adoption. The adoption of the new recommendations did not impact the financial statements.

         Stock options and warrants awarded to non-employees are accounted for using the fair value method. No compensation expense for stock options granted to employees is recognized if the exercise price of these stock options equals the price of the Company's common stock on the date of grant. However pro forma disclosure of net loss and net loss per share is provided as if these awards were accounted for using the fair value method by using the Black-Scholes pricing model. Consideration paid on the exercise of stock options and warrants is credited to share capital.

3.   RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED
     STATES

         These financial statements have been prepared in accordance with accounting principles generally accepted in Canada (Canadian GAAP), which conform in all material respects to those accounting principles generally accepted in the United States (U.S. GAAP), except as follows:

(a) Accounting for stock-based compensation

         For any stock options and warrants issued prior to January 1, 2002, for U.S. GAAP purposes, the Company accounted for stock-based compensation to employees in accordance with Accounting Principles Board (APB) Opinion No. 25.

         The compensation expense related to the fair value of stock based compensation to non-employees and the value of options issued to employees at less than fair value on the grant date or other appropriate

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                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

3. RECONCILIATION TO ACCOUNTING PRINCIPLES GENERALLY ACCEPTED IN THE UNITED STATES (CONTINUED)

measurement date was amortized over the appropriate vesting periods. For Canadian GAAP purposes, no compensation expense or deferral would be recognized in such circumstances. For instruments issued after January 1, 2002, the Company applies the recommendation of Handbook Section 3870 (see Note 2). For U.S. GAAP purposes, no compensation expense would be recognized on the Company's stock options and warrants granted if the exercise price of these instruments equal the fair value of the Company's stock as at the date of the grant. Stock-based compensation to non-employees would be recorded at the fair value of the options and warrants granted.

         Additionally, during 2001 and 2000 the Company issued 994,000 and 185,149 options, respectively, to agents of its offerings of common shares. The compensation related to these issuances of $1,431,000 and $378,000, respectively, would be recognized as a reduction in the net proceeds of the offering and an increase in share capital for the value of the options. Accordingly, there would be no net effect on the shareholders' equity of the Company.

(b) Reverse take-over costs

         For Canadian GAAP purposes, costs incurred in connection with the Company's reverse take-over in 1996 are presented as a charge against share capital. For U.S. GAAP purposes, these costs totaling $495,000 would be charged to expense. Accordingly, net loss for the year ended December 31, 1996 and share capital for each of the periods presented would increase by $495,000.

(c) Comprehensive income (loss)

         For U.S. GAAP purposes, the Company would adopt the disclosure requirements of Statement of Financial Accounting Standards No. 130 (SFAS 130). SFAS 130 requires the presentation of comprehensive income (loss) and its components. Comprehensive income (loss) includes all changes in equity during a period except shareholder transactions. For the periods presented, comprehensive income (loss) would equal net loss determined for U.S. GAAP purposes as set out in the following table.

         For the three months ended March 31, 2003 and 2002, the net loss reported on the statements of loss to the net loss that would have been reported had the financial statements been prepared in accordance with U.S. GAAP are the same.

The following summarizes balance sheet items with material variations under U.S. GAAP.


                                   MARCH 31, 2003     DECEMBER 31, 2002
-------------------------------------------------------------------------
Share capital                       $103,861,741        $103,861,741

Accumulated deficit                 $108,124,934        $106,774,396
-------------------------------------------------------------------------

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                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

4.  LICENSING AGREEMENT

         On April 17, 2002, the Company entered into the License Agreement with a subsidiary of United Therapeutics for the development of five monoclonal antibodies, including OvaRex(R) MAb, the Company's lead product in late stage development for ovarian cancer. Under the terms of the agreement, the United Therapeutic subsidiary received exclusive rights for development and commercialization of the products worldwide, with the exception of rights retained by the Company to the European Union and certain other countries. United will be responsible for the costs of clinical trials, manufacturing and other development expenses for each product and will pay development milestone payments and royalties from product sales to the Company.

         As part of this transaction, United Therapeutics reimbursed the Company, in accordance with the License Agreement, for approximately $2.5 million of costs related to the licensed technology, which have been reflected as a reduction to research and development expenses. These costs reimbursed by United Therapeutics were expenses to the Company in 2001 and 2002. Accounts and other receivables at December 31, 2002 consists primarily of amounts billed to United Therapeutics for 2002 reimbursable costs and received subsequent to year-end.

         As part of this transaction, United Therapeutics purchased 4.9 million common shares of the Company for gross proceeds to the Company of approximately $3,900,000 (US$2,450,000). In addition, the Company issued a nominal $78,730 (US$50,000) convertible debenture (the "first debenture") to United Therapeutics that was converted into 100,000 common shares on August 21, 2002. The Company also issued United Therapeutics a warrant (the "warrant") which was exercised at the option of United Therapeutics into an additional 3.25 million common shares of the Company for proceeds to the Company of approximately $2,528,000 (US$1,625,000). Further, the Company granted to United Therapeutics a right to purchase a second debenture (the "second debenture") in the principal amount of approximately $1,360,000 (US$875,000). United Therapeutics exercised the warrant in full and purchased the second debenture on August 15, 2002 resulting in total proceeds to the Company of approximately $3.9 million. Upon issuance of the second debenture, $688,662 (US$441,960) of the principal amount of the second debenture automatically converted into 883,380 common shares of the Company.

         In total, United Therapeutics purchased 9,133,380 common shares and a debenture in the principal amount of $674,763. The 9,133,380 common shares purchased by United Therapeutics represent approximately 19.9% of the current outstanding common shares of the Company. United Therapeutics has also received rights to purchase 19.9% of the securities issued by the Company in certain future financings of the Company.

5.  DEBT

         On August 15, 2002, United Therapeutics purchased the second debenture in the principal amount of approximately $1,360,000 (US$875,000) of which $688,662 (US$441,960) automatically converted into 883,380 common shares of the Company. A note payable (the "Note Payable") was issued in exchange for the remaining proceeds received for $674,763 (US$433,310) and is secured by the Company's intellectual property. Interest is due on the Note Payable quarterly and accrues at 6% per annum. The unpaid principal and interest on the Note Payable is due in full in August 2005. The Note Payable is convertible into common shares of the Company at a price of US$0.50 per share at any time at the option of United.

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                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                   (CONTINUED)

6.  LEGAL PROCEEDINGS

         On April 26, 2002, ICN Pharmaceuticals, Inc. ("ICN") brought suit against the Company in the Superior Court of Orange County, California claiming that the Company breached a letter of intent between ICN and the Company and seeking unspecified damages. That lawsuit has since been removed to Federal Court, also in Orange County, California.



                                      # # #



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